EXPENSE LIMITATION AGREEMENT

GRAIL ADVISORS ETF TRUST

One Ferry Building, Suite 255

San Francisco, CA 94111

April 29, 2011

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

Dear Ladies and Gentlemen:

All the funds listed in Schedule A (the “Funds”) are each a series of Grail Advisors ETF Trust, a Delaware statutory trust (“Trust”).

You hereby agree, upon the Effective Date (as defined below) and until the date noted on Schedule A (“Limitation Period”), to forgo current payment of fees and/or reimburse annual operating expenses of the Funds (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses of the Fund) (“Operating Expenses”), so that the Operating Expenses of each Fund are limited to the rate per annum, as noted on Schedule A, of that Fund’s average daily net assets (“Expense Limitation”). You hereby agree, upon the Effective Date (as defined below), that any reimbursements necessary to maintain an Expense Limitation shall be made, in immediately payable funds, to the relevant Fund within 10 days after the end of each month.

Each Fund agrees, upon the Effective Date (as defined below), to repay you for any fees forgone by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause that Fund’s total operating expenses (exclusive of interest, taxes, brokerage commissions and extraordinary expenses) to exceed the respective annual rate of average daily net assets as noted on Schedule A and the repayments are made within three years after the year in which you incurred the expense.

This Expense Limitation Agreement (“Agreement”) will not become effective for a Fund, and will have no force or effect with respect to a Fund, unless shareholders of a Fund approve a new Investment Management Services Agreement between you and the Trust, on behalf of each Fund (the “New Management Agreement”), and this Agreement will only first take effect on the date you begin providing investment management services under the New Management Agreement (the “Effective Date”).

You understand that you shall look only to the assets attributable to the respective Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of California, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GRAIL ADVISORS ETF TRUST, on behalf of the Funds listed in Schedule A

By:
William M. Thomas
Title:	President

The foregoing Agreement is hereby accepted as of April 29, 2011

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:

Title:

SCHEDULE A

Fund	Limitation Period	Expense Limitation
RP Growth ETF	5/20/2012	0.89%
RP Focused Large Cap Growth ETF	5/20/2012	0.89%
Grail McDonnell Intermediate Municipal Bond ETF	5/20/2012	0.35%
Grail McDonnell Core Taxable Bond ETF	5/20/2012	0.35%
Grail American Beacon Large Cap Value ETF	5/20/2012	0.79%